Cusip 879075109

Item 1:  Reporting Person: Arnhold and S. Bleichroeder, Inc. (Tax ID: 134959915)
Item 4:  State of New York
Item 5:  1,109,553
Item 6:  None
Item 7:  1,109,553
Item 8:  None
Item 9:  1,109,553
Item 11: 5.2%
Item 12: BD


Cusip 879075109

Item 1:  Reporting Person: Arnhold and S. Bleichroeder Advisors, Inc.
Item 4:  State of New York
Item 5:  154,728
Item 6:  None
Item 7:  154,728
Item 8:  None
Item 9:  154,728
Item 11: 1.0%
Item 12: IA
Cusip 879075109
Schedule 13 G (Cont.)

Item 1(a)-  Name of Issuer: Tejas Gas Corp.

Item 1(b)-  Address of Issuer's Principal Executive Offices:

                  1301 McKinney St, Ste 700
                  Houston, TX 77010

Item 2(a)-  Name of Person Filing: Arnhold and S. Bleichroeder, Inc.
                                   Arnhold and S. Bleichroeder Advisors, Inc.

Item 2(b)-  Address of Principal Business Office:   1345 Ave of Americas
                                                    New York, NY 10105

Item 2(c)-  Citizenship: New York, NY, USA (Place of Incorporation)

Item 2(d)-  Title of Class of Securities:      Common Stock

Item 2(e)- Cusip Number: 879075109

Item 3-This statement is being filed pursuant to Rule 13d-1(b). The person filing is a : (a) Broker or Dealer registered under Section 15 of the act; and (e)-Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.

Item 4(a) Amount beneficially owned: Arnhold and S. Bleichroeder Advisors, Inc., a subsidiary of Arnhold and S. Bleichroeder, Inc.(A & SB), is the investment advisor for First Eagle Fund of America ("First Eagle"). Pursuant to its advisory agreement with the Fund, Arnhold and S. Bleichroeder Advisors, Inc. has the sole power to vote and dispose of the securities held by the First Eagle and is therefore the beneficial owner of the securities held by the First Eagle, for the purposes of Rule 13d-3.

Arnhold and S. Bleichroeder, Inc. ("A & SB") is the investment advisor for a number of investment companies (each a "Fund"). Pursuant to its advisory agreement with each Fund, A & SB has sole power to vote and dispose of the securities held by each Fund and is therefore the beneficial owner, for the purposes of Rule 13d-3, of the securities held by the Fund. A & SB may also be considered the beneficial owner, for the purposes of Rule 13d-3, of the securities held in discretionary accounts (the "Discretionary Accounts") for which A & SB acts as investment advisor. A & SB has the sole power to vote and to dispose of the securities held in each Discretionary Account. A & SB's decisions regarding voting and disposing of the securities held in each Fund and in each Discretionary Account depends upon the relevant investment objectives and other factors. A & SB, Inc. disclaims the existence of a "group" among itself, the Funds and the Discretionary Accounts for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Based upon the foregoing, Arnhold and S. Bleichroeder, Inc. may be considered the beneficial owner of a total of 1,109,553 shares of the Issuer's common stock, for the purposes of Rule 13d-3.


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Cusip   378507503
Schedule G (Cont.)


Item 4(b) - Percent of Class:  5.2%

Item 4(c)- Number of Shares to which A & SB has:
         (i)--sole power to vote or to direct the vote:              1,109,553
         (ii)-shared power to vote or to direct the vote:                -0-
         (iii)sole power to dispose or to direct the disposition of: 1,109,553
         (iv)-shared power to dispose or to direct the disposition of    -0-

Item 5   -  Ownership of Five Percent or Less of a Class:  Not Applicable
            --------------------------------------------

Item 6   -  Ownership of More than Five percent on Behalf of Another Person:
            ----------------------------------------------------------------

         Not Applicable

Item 7-Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8-Identification and Classification of Members of the Group:

         Not Applicable

Item 9-Notice of Dissolution of Group:

         Not Applicable

Item 10  -  Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Cusip   879075109

Schedule G (Cont.)




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: February 13, 1997

         ARNHOLD AND S. BLEICHROEDER, INC.


         By:      /S/ Ronald A. Bendelius
                 --------------------------------
                  Ronald A. Bendelius
                  Senior Vice President
                  and Comptroller


         By:      /S/ Charles J. Rodriguez
                 --------------------------------
                  Charles J. Rodriguez
                  Senior Vice President


         ARNHOLD AND S. BLEICHROEDER ADVISORS, INC.

         By:      /S/ Robert Miller
                 --------------------------------
                   Robert Miller
                   Vice President, Secretary and Treasurer